SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

[ X ]   Annual Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

                               or

[   ]   Transition Report pursuant to Section 15(d) of the
        Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-16533

         Sovereign Bancorp, Inc. 401(k) Retirement Plan
                     (Full title of the plan)

                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                     Wyomissing, PA  19610
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

              Registrant's telephone number, including
                     area code:  (610) 320-8400

   Notices and communications from the Securities and Exchange
   Commission relating to this report should be forwarded to:

                     Sovereign Bancorp, Inc.
                     1130 Berkshire Boulevard
                     Wyomissing, PA  19610

                Attention:  Lawrence M. Thompson, Jr.

                          With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                      25 North Queen Street
                            Suite 602
                          P.O. Box 1594
                     Lancaster, PA  17608-1594



Item 1.  Financial Statements and Exhibits

         a.  Financial Statements

             1.  Report of Ernst & Young LLP.

             2. Statements of Assets Available for Benefits as of December 31, 2000 and 1999.

             3.  Statements of Changes in Assets Available for
                 Benefits for each of the years in the two year period ended December 31, 2000.

             4.  Notes to Financial Statements.

         b.  Exhibits

             1.  Consent of Ernst & Young LLP.




         Sovereign Bancorp, Inc. 401(k) Retirement Plan

               Financial Statements and Schedules

             Years ended December 31, 2000 and 1999
               with Report of Independent Auditors



                            Contents

Report of Independent Auditors                                 1

Audited Financial Statements

Statements of Assets Available for Benefits                    2
Statements of Changes in Assets Available for Benefits         3
Notes to Financial Statements                                  4

Schedules

Schedule of Assets (Held at End of Year)                      11
Schedule of Reportable Transactions                           12



Report of Independent Auditors

The Pension Committee
Sovereign Bancorp, Inc.

     We have audited the accompanying statements of assets available for benefits of the Sovereign Bancorp, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 15, 2001                /s/ Ernst & Young LLP



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

           Statements of Assets Available for Benefits

                                              December 31,
                                           2000          1999
Assets
Investment                             $92,211,587   $42,936,928

Receivables:
Employer's contribution                          -     1,937,258
Investment income                           61,185             -
Total receivables                           61,185     1,937,258
Assets available for benefits          $92,272,772   $44,874,186

See accompanying notes.



          Sovereign Bancorp, Inc. 401(k) Retirement Plan

      Statements of Changes in Assets Available for Benefits

                                       Year ended December 31,
                                         2000           1999

Additions:
Investment income:
Net depreciation in fair value of
  investments                        $(3,047,761)   $(8,234,911)
Interest and dividends                 3,542,391      1,183,633
                                         494,630     (7,051,278)

Rollover contributions                33,950,896     25,381,491

Contributions:
Participants                          12,944,507      5,073,655
Employer                               4,799,540      1,937,258
                                      17,744,047      7,010,913
Transfers from plan mergers                    -        489,302
Total additions                       52,189,573     25,830,428

Deductions:
Benefits paid to participants          4,782,977      6,398,613
Administrative expenses                    8,010         38,162
Total deductions                       4,790,987      6,436,775

Net increase                          47,398,586     19,393,653
Assets available for benefits:
Beginning of year                     44,874,186     25,480,533
End of year                          $92,272,772    $44,874,186

See accompanying notes.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan

                  Notes to Financial Statements

                        December 31, 2000

1.  Description of Plan

     The following brief description of the Sovereign Bancorp, Inc. 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General

          The Plan is a defined contribution plan covering all employees of Sovereign Bancorp, Inc. and its affiliates (the Sponsor). Employees can begin participation after meeting the eligibility criteria of completion of six months of employment and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          In June of 1999, the Plan changed service providers by replacing the trustee and plan administrator. Prior to June 1999, Wheat First Union served as trustee and Conrad M. Siegle Inc. served as plan administrator. In June of 1999, Putnam Fiduciary Trust Company became trustee and plan administrator for the Plan.

     Plan Mergers and Rollover Contributions

          During 2000, approximately $34.0 million of assets were rolled into the Plan as a result of the Sponsor's acquisition of 281 former FleetBoston Corporation branches and the associated employee base.

          During 2000, $2.1 million, or 25% of the remaining surplus funds in the Sovereign Bancorp, Inc. Pension Plan and the Trenton Savings Bank Retirement Plan (the "Transferred Plans") were transferred into the Plan for the benefit of Plan participants that were participants in the Transferred Plans when they were terminated (the "Eligible Participants"). The transferred funds were initially contributed to the Putnam
Stable Value Fund and will be distributed to Eligible Participants at the rate of 1/2% of annual compensation until the funds and earnings thereon are fully distributed. Once allocated to the Eligible Participants, funds are participant directed.

          In May of 1999, approximately $24.1 million of assets were rolled into the Plan as a result of the acquisition of 93 former CoreStates branches and the associated employee base by the Sponsor, and in December of 1999, approximately $.4 million of assets were transferred into the Plan as a result of merging the savings plan of The Network Companies, which was acquired by the Sponsor.

     Contributions

          A participant may direct the Sponsor to make contributions to the participant's account of up to 12% of compensation on a before-tax basis.

          Sponsor matching contributions are made to participant accounts for all participants who contribute to the Plan during the year. Effective January 1, 2000, a new formula was adopted for the matching contributions. The employer matching contribution is 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes.

          In 1999, the Sponsor contributed a matching percentage, determined annually by the Sponsor, which was 50% of a participant's contributions for the year. The employer's matching percentage was applied to the lower of (1) the participant's contributions or (2) 6% of the participant's compensation for the year. Employer contributions were made only from its profits of the current year and/or its accumulated retained earnings.

          Matching Sponsor contributions are invested solely in Sovereign Bancorp, Inc. common stock.

     Participant Accounts

          Each participant's account is credited with the participant's contributions and allocations of the Sponsor's contributions and Plan earnings.

          Plan earnings from each investment option are allocated to participants' accounts according to their ownership interest in each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

          Participants are immediately vested in their contributions and the Sponsor's matching contributions, plus actual earnings thereon.

     Investment Options

          Upon enrollment in the Plan, a participant may direct employee contributions in any of the Plan's options.

          Participants may change their investment options at any time, subject to a limit of three changes per calendar quarter. Each participant may transfer all or a portion of his or her balance in any one or more funds to another fund or funds.

Participant Notes Receivable

          Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range to a maximum of 5 years. The loans are secured by the balance in the participant's account. Interest rates are set at the current prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

     Payment of Benefits

          On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account (mandatory for account balances less than $5,000), elect to receive annual installments over a ten-year period, or have any vested portion of his or her account rolled over into an eligible retirement plan.

2.   Summary of Significant Accounting Policies

     Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Valuation of Investments

          The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Administration

          Putnam Fiduciary Trust Company is the trustee for the Plan. During 1996, the Charter FSB Bancorp 401(k) Plan's ("Charter") assets and participants (whose plan sponsor had previously been acquired by the Sponsor) merged into the Plan. Upon the merger of this plan, the participants of Charter continued to hold their investment balances in the original Charter Investments, however, they were required to direct future contributions into the Plan's investment options. Retirement Systems Group, Inc. is the trustee for the assets of the former Charter FSB Bancorp 401(k) Plan.

          Administrative expenses incurred by the Plan are paid by the Plan to the extent the expenses are not paid by the Sponsor.

3.   Investments

          The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

December 31, 2000

Sovereign Bancorp, Inc. Common Stock* (stock of
  Plan Sponsor, a party-in-interest to the Plan)
                                                     $19,908,116

The Putnam Fund for Growth and Income                  6,950,127

Putnam Investors Fund                                 12,720,787

Putnam Stable Value Fund                              12,838,162

S&P 500 Fund                                          12,148,079

Putnam Vista Fund                                      6,645,836

FleetBoston Corporation Common Stock                   6,956,752

December 31, 1999

Sovereign Bancorp, Inc. Common Stock* (stock of
  Plan Sponsor, a party-in-interest to the Plan)     $ 8,082,137

First Union Corporation Common Stock                   5,120,726

Putnam Investors Fund                                  9,009,219

Putnam Stable Value Fund                               7,150,906

S&P 500 Fund                                           8,622,313

*  Portion of which is nonparticipant-directed

          During 2000 and 1999, the Plan's investments
(including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                          Year ended December 31
   2000   1999

Registered investment companies     $(6,355,888)   $  2,585,087
Common stocks                         3,308,127     (10,819,998)
                                    $(3,047,761)   $ (8,234,911)

4.   Nonparticipant-Directed Investments

     The only nonparticipant-directed investment is in the Sponsor's common stock. The administrator does not track the amount of the Sponsor's common stock that is participant-directed and nonparticipant-directed. Information about the net assets and the significant components of changes in net assets related to the Sponsor's common stock is as follows:



                                              December 31
                                           2000          1999
Assets:
Investments at fair value:
Sovereign Bancorp, Inc. common stock   $19,908,116   $ 8,082,137
Total investments                       19,908,116     8,082,137

Contributions receivable                         -     1,937,258
                                       $19,908,116   $10,019,395

   Year ended December 31
                                         2000           1999
Change in assets:
Contributions                        $ 9,480,636    $ 4,577,064
Interest and dividends                   171,602         99,509
Net appreciation (depreciation)
  in fair value                        1,180,435     (7,010,187)
Distributions to participants         (1,408,460)    (1,981,377)
Interfund transfers                      466,215       (361,276)
Administrative expense                    (1,707)       (11,307)
                                     $ 9,888,721    $(4,687,574)

5.   Plan Termination

     Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated, participants would become fully vested in their accounts.

6.   Income Tax Status

     The Plan has received a determination letter from the Internal Revenue Service dated January 29, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The pension committee believes that the Plan is qualified and the related trust is tax-exempt.

7.   Transactions with Parties-In-Interest

     During 2000 and 1999, the Plan received $171,602 and
$99,509 in dividends from the Sponsor, respectively. Fees paid during the year by the Plan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

     The Plan held 2,464,741 and 1,084,396 shares of common stock of the Sponsor at December 31, 2000 and 1999, respectively.



         Sovereign Bancorp, Inc. 401(k) Retirement Plan**

                      Schedule H, Line 4i -
            Schedule of Assets (Held at End of Year)

                        December 31, 2000

                                         Description of Investment,
                                          Including Maturity Date,
                                              Rate of Interest,
     Identity of Issue Borrower               Collateral Par or                        Current
       Lessor or Similar Party                  Maturity Value              Cost         Value
First Union Corporation                 Common stock                                  $ 3,765,742
FleetBoston Corporation                 Common stock                                    6,956,752
Sovereign Bancorp, Inc.*                Common stock                    $21,040,584    19,908,116
                                                                                       30,630,610

Putnam Fund for Growth and Income       Registered Investment Company                   6,950,127
Putnam Investors Fund                   Registered Investment Company                  12,720,787
Putnam Asset Allocation - Balanced      Registered Investment Company                   3,892,792
Putnam Asset Allocation - Conservative  Registered Investment Company                   1,444,294
Putnam Stable Value Fund                Registered Investment Company                  12,838,162
Putnam Bond Index Fund                  Registered Investment Company                   1,137,306
Putnam Vista Fund                       Registered Investment Company                   6,645,836
S&P 500 Fund                            Registered Investment Company                  12,148,079
RSI - Core Equity Fund                  Registered Investment Company                     266,874
RSI - Emerging Growth Equity Fund       Registered Investment Company                      93,200
RSI - Value Equity Fund                 Registered Investment Company                      55,798
RSI - Short-Term Investment Fund        Registered Investment Company                      96,512
RSI - Intermediate Term Bond Fund       Registered Investment Company                      64,039
RSI - Actively Managed Bond Fund        Registered Investment Company                      28,796
                                                                                       58,382,602

Participant loans*                      Interest rates ranging from
                                          5.75% to 10.50%                               3,198,375

                                                                                      $92,211,587

*  Indicates party-in-interest to the Plan.
** Plan identification number 002/EIN number 23-2453088.



     Sovereign Bancorp, Inc. 401(k) Retirement Savings Plan

                      Schedule H, Line 4j -
               Schedule of Reportable Transactions*

                  Year ended December 31, 2000
Category (iii) - Series of transactions in excess of 5% of plan assets

                                                                                          Current
                                                                                          Value of
                                                                                          Asset on       Net
Identity of                                           Purchase    Selling     Cost of     Transac-      Gain
Party Involved            Description of Asset         Price       Price       Asset      tion Date    (Loss)
Category (iii) - Series of transactions in excess of 5% of plan assets

Sovereign Bancorp, Inc.   Sovereign Bancorp, Inc.
                            Common Stock            $12,455,342      $-     $12,455,342   $12,455,342    $-

* Transactions made on the market.

     Columns for "Lease Rental" and "Expense Incurred with
Transaction" are not applicable.

     There were no category (i), (ii), or (iv) reportable transactions during 2000.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              SOVEREIGN BANCORP, INC.
                              401(k) RETIREMENT PLAN

Date:  June 27, 2001          By /s/ Lawrence M. Thompson, Jr.
                                 Chief Administrative Officer
                                 and Secretary


Exhibit Index

              Exhibit

1.     Consent of Ernst & Young LLP